Exhibit 99.2



R.V.B. HOLDINGS LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS
August 22, 2011
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

    I, the undersigned shareholder of R.V.B. Holdings Ltd. (the “Company”), do hereby nominate, constitute and appoint Yitzhak Apeloig, Yair Fudim, Ofer Naveh, or any one of them, as my true and lawful proxy and attorney(s) with full power of substitution for me and in my name, place and stead, to represent and vote all of the ordinary shares, par value NIS 0.01 per share, of the Company, held in my name on its books as of July 20, 2011 at the Annual General Meeting of Shareholders to be held on August 22, 2011 (or as otherwise adjourned). By my signature, I herby revoke any and all proxies previously given.

This proxy, when properly executed, will be voted in the manner directed on the reverse side by the undersigned shareholder. If no direction is made, the proxy will NOT be voted for proposals 1, 4, 5, 6 (in the case an objection is filed, as detailed in the proxy statement) and 7. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company.

(Continued and to be signed on the reverse side.)

14475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

R.V.B. HOLDINGS LTD.

August 22, 2011

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

i	Please detach along perforated line and mail in the envelope provided.	i

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS A VOTE “FOR” THE PROPOSALS LISTED BELOW.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE☒

1.

The approval of (i) the terms and conditions of, and the transactions contemplated under, the share purchase agreement, dated as of July 3, 2011, by and among RVB, Greenstone Industries Ltd., a public company organized under the laws of the State of Israel, S.R. Accord Ltd., a company organized under the laws of the State of Israel, Mazal Resources B.V., a private corporation organized under the laws of the Netherlands, and E.E.R. Environmental Energy Resources (Israel) Ltd., a private company organized under the laws of the State of Israel; (ii) the transactions contemplated by related agreements; (iii) the grant of options to the Company’s director, Yair Fudim, to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 0.3% of the Company’s issued and outstanding share capital as of the date of grant, with an exercise price of $US 0.2145 per share; (iv) the services agreement (the “Services Agreement”) between RVB, Mr. Moshe Stern and M. Stern Holding Ltd. (“Stern Holding”), a company under Mr. Stern’s control, pursuant to which Stern Holding will provide business development services to RVB, for a total consideration of NIS 50,000 per month plus VAT, as well as certain expenses. In addition, Stern Holding shall receive options to purchase RVB shares, representing, on a fully diluted basis (as such term is defined in the Services Agreement), approximately 3.5% of the Company’s issued and outstanding share capital, with an exercise price of $US0.2145 per share; and (v) the management services agreement between Greenstone and RVB (the “Management Agreement”), pursuant to which Greenstone will provide RVB with management and accounting services, for a total consideration of NIS 25,000 per month plus VAT, and, in addition, options to purchase ordinary shares of the Company representing, on a fully diluted basis (as such term is defined in the Management Agreement), approximately 3.5% of the Company’s issued and outstanding share capital as of the date of grant, with an exercise price of $US0.2145 per share.
	FOR ☐	AGAINST ☐	ABSTAIN ☐	2.

Approval and ratification of the appointment of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as the independent auditors of the Company for the period ending at the close of the next annual general meeting and authorization of the board of directors to determine the independent auditors’ remuneration.
						FOR ☐	AGAINST ☐	ABSTAIN ☐

				3.	Re-election of each of Messrs. Yitzhak Apeloig, Yair Fudim and Gedaliah Shelef as a director of the Company to hold office until the close of the next annual general meeting.	☐	☐	☐

				4.	Re-election of Ms. Alicia Rotbard as an external director of the Company.	☐	☐	☐

				5.	Approval of Amended and Restated Articles of Association of the Company.	☐	☐	☐

				6.	Approval and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability.	☐	☐	☐

				7.	Approval of amended indemnification agreements between the Company and its officers and directors.	☐	☐	☐

8.
Subject to the approval of Proposal No. 4 above, approval of a grant to each of the Company’s directors: Gedaliah Shelef, Alicia Rotbard and Jonathan Regev, of options to purchase 900,000 ordinary shares of the Company, with an exercise price of $US0.2145 per share.
						☐	☐	☐
						YES	NO
					Do you have a personal interest in the transactions underlying Proposal 1? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 1)	☐	☐

Do you have a personal interest in the transactions underlying Proposal 4, or are you a controlling shareholder of the Company? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 4).
						☐	☐

					Do you have a personal interest in the transactions underlying Proposal 5? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 5)	☐	☐

Do you have a personal interest in the transactions underlying Proposal 6? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 6 in the case an objection is filed, as detailed in the proxy statement)
						☐	☐

					Do you have a personal interest in the transactions underlying Proposal 7? (Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal 7)	☐	☐
To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.			☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.